Exhibit 99.2

Studio City Recent Updates

In this update, “we,” “us,” “our,” and “Group” refer to Studio City Finance Limited (“Studio City Finance”), a wholly-owned subsidiary of Studio City International Holdings Limited, and Studio City Finance’s consolidated subsidiaries, collectively, and the “Issuer” and the “Company” refers to Studio City Finance.

FORWARD-LOOKING STATEMENTS

This update contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. All statements other than statements of historical fact in this update are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	the material impact of the global Covid-19 pandemic on our business, financial results and liquidity, which could worsen and persist for an unknown duration;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•	the expected growth of the gaming and leisure market in Macau and visitation in Macau;

•

restrictions or conditions on visitation by citizens of mainland China to Macau, including in connection with the Covid-19 pandemic, such as the significant travel restrictions currently in place for entry into Macau, with respect to which we are unable to predict when all, or any of, such travel restrictions will be eased, or the period of time required for tourism to return to pre-pandemic levels (if at all);

•

the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as Covid-19 pandemic, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

•	general domestic or global political and economic conditions, including in China and Hong Kong, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate Studio City;

•	our ability to obtain all required governmental approval, authorizations and licenses for the remaining project;

•	our ability to obtain adequate financing for the remaining project;

•	our ability to develop the remaining project in accordance with our business plan, completion time and within budget;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•	construction cost estimates for the remaining project, including projected variances from budgeted costs;

•	our ability to enter into definitive contracts with contractors with sufficient skill, financial strength and relevant experience for the construction of the remaining project;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•

increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the three concessionaires (SJM, Wynn Macau and Galaxy) and subconcessionaires (including MGM Grand and Venetian Macau) in Macau;

•	government policies and regulation relating to the gaming industry, including gaming license approvals in Macau and the legalization of gaming in other jurisdictions, and the leisure market in Macau;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from the PRC;

•	the completion of infrastructure projects in Macau;

•	our ability to retain and increase our customers;

•	our ability to offer new services and attractions;

•	our future business development, financial condition and results of operations;

•	the expected growth in, market size of and trends in the market in Macau;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our brand and business;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

•	growth of and trends of competition in the gaming and leisure market in Macau; and

•	general economic and business conditions globally and in Macau.

You should read this update with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this update include additional factors which could adversely impact our business and financial performance. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and in an evolving and heavily regulated environment. We have a highly leveraged business model. New risk factors and uncertainties may emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this update relate only to events or information as of the date on which the statements are made in this update. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this update completely and with the understanding that our actual future results may be materially different from what we expect.

This update also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

PRESENTATION OF FINANCIAL INFORMATION

This update contains non-GAAP financial measures, including Adjusted EBITDA that are not required by, or presented in accordance with, U.S. GAAP. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance. We use non-GAAP financial measures as measures of the operating performance of our business and to compare the operating performance of our business with that of our competitors. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results reported under U.S. GAAP. Non-GAAP financial measures are not measurements of our performance under U.S. GAAP and should not be considered as alternatives to operating income or net profit or any other performance measures derived in accordance with U.S. GAAP or any other generally accepted accounting principles. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements that would be required for such replacements; and

•	some of the items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will in the future be made.

SUMMARY

Recent Developments

Impact of the Covid-19 outbreak and Preliminary Fourth Quarter of 2020 Information

In December 2019, an outbreak of Covid-19 was identified and has since spread throughout much of the world. The Covid-19 outbreak had an adverse effect on our results of operations and financial condition for the nine months ended September 30, 2020, which has persisted into the fourth quarter of 2020 and is expected to persist into at least a portion of 2021.

Our casino operations in Macau were closed for a 15-day period in February 2020 and resumed operations on a reduced basis on February 20, 2020. Certain health safeguards, such as limiting the number of seats per table game, slot machine spacing, temperature checks, mask protection, and health declarations were implemented and remain in effect at the present time. Additionally, visitation to Macau has fallen significantly since the outbreak of Covid-19. According to DSEC, total visitation from mainland China to Macau decreased by 85.9% in the nine months ended September 30, 2020, compared to the same periods in 2019 and by 77.0% and 71.0% in October 2020 and November 2020, respectively, as compared to the same periods in 2019. The decrease in visitation is driven by the outbreak’s strong deterrent effect on travel and social activities, the Chinese government’s suspension or reduced availability of its visa and group tour schemes that allow mainland Chinese residents to travel to Macau, quarantine measures, travel and entry restrictions and conditions in Macau, Hong Kong and certain cities and regions in mainland China, the suspension of ferry services and other modes of transportation regionally. At present, bans on entry or enhanced quarantine requirements remain in place for people attempting to enter Macau, depending on various conditions such as the usual visa requirements, their Covid-19 test results, purpose of visit, recent travel history and/or other conditions as applicable. Quarantine requirements for those traveling between Hong Kong and Macau have been announced to remain effective until at least March 31, 2021. On December 21, 2020, the Macau government announced that generally, individuals who have been to countries and regions other than mainland China and Taiwan in the preceding 21 days are required to undergo a mandatory 21-day quarantine upon entry into Macau from mainland China, Taiwan or Hong Kong. Foreigners continue to be unable to enter Macau, except if they have been in mainland China in the preceding 21 days and are eligible for an exemption application.

While most of the abovementioned travel restrictions and quarantine requirements continue to weigh on visitation to Macau, beginning in June 2020 certain of these restrictions are being eased as certain regions gradually recover from the Covid-19 outbreak. Quarantine-free travel, subject to Covid-19 safeguards such as testing and the usual visa requirements, was reintroduced between Macau and an increasing number of areas and cities within the PRC in progressive phases from June to August 2020, commencing with an area in Guangdong Province, which is adjacent to Macau, and expanding to additional areas and major cities within Guangdong Province, followed by most other areas of the PRC. On September 23, 2020, mainland China authorities fully resumed the IVS exit visa program, which permits individual PRC citizens from nearly 50 PRC cities to travel to Macau for tourism purposes. Despite these developments, our operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong, and certain provinces in China on visitors traveling to and from Macau, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as Covid-19 developments unfold. Additionally, health-related precautionary measures remain in place at our properties in Macau, which could continue to impact visitation and customer spending. We are currently unable to determine when these measures will be lifted from additional regions and lifted measures may be reintroduced if there are adverse developments in the Covid-19 situation in Macau and other regions with access to Macau.

As the disruptions from the Covid-19 outbreak are ongoing, any recovery from such disruptions will depend on future developments, such as the successful development and distribution and widespread acceptance of safe and effective vaccines, the development of effective treatments for Covid-19, duration of travel and visa restrictions and customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the Covid-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain. In recent weeks, a number of Covid-19 vaccines have been approved in various countries. However, the production, distribution and administration of any such vaccines on a widespread basis may take a significant amount of time, and there can be no assurances as to the long-term safety and efficacy of such vaccines or if the current vaccines will be effective against new strains of the coronavirus that causes Covid-19. Moreover, even if the Covid-19 pandemic subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all.

As of November 30, 2020, we held cash and cash equivalents of US$98.6 million and restricted cash of US$0.1 million. Restricted cash represents certain bank account balances required to be maintained in accordance with the terms of the 2016 Credit Facility. We also had a HK$233.0 million (US$30.1 million) revolving credit facility under the 2016 Credit Facility, all of which was available for drawdown as of November 30, 2020, subject to certain conditions precedent. As of November 30, 2020, the total principal amount of our outstanding indebtedness was US$1.60 billion, consisting primarily of the 2019 Notes with a principal amount of US$600 million due February 2024, the 2020 6.0% Notes with a principal amount of US$500 million due July 2025 and the 2020 6.5% Notes with a principal amount of US$500 million due January 2028. In August 2020, Studio City International completed a US$500 million private placement of shares. The net proceeds from this private placement of US$499.3 million was injected as equity to the Issuer by way of a capital contribution in December 2020.

We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place. We have taken various mitigating measures to manage through the Covid-19 outbreak challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential items and rationalizing our capital expenditure program with deferrals and reductions which benefits our balance sheet. As a result of the implementation of these measures and reflecting a revenue mix based on our current results, we expect to achieve break-even Adjusted EBITDA upon reaching approximately 30% to 35% of our historical gross gaming revenues run-rate and upon reaching approximately 25% to 30% of our historical gross gaming revenues run-rate before certain corporate shared service charges and fees, among other items, billed by Melco Resorts and its subsidiaries to the Company. Studio City Casino’s combined gross gaming revenues during October and November 2020 increased by approximately 146% compared to those in the third quarter of 2020.

Although Macau’s gross gaming revenues decreased by 69.7% from US$9,039.5 million in the fourth quarter of 2019 to US$2,735.5 million in the fourth quarter of 2020, and total visitation from mainland China to Macau decreased by 74.2% from approximately 4.4 million in October and November 2019 to approximately 1.1 million in October and November 2020, Macau’s gross gaming revenue in the fourth quarter of 2020 increased by 347.0% from US$612.0 million in the third quarter of 2020, and the total visitation to Macau from mainland China in November and October increased by 42.7% and 30.8%, respectively, from approximately 412,000 in September 2020.

The discussion above is based on preliminary expectations of financial information available to us. Actual results could differ materially from the information discussed above. This information reflects management’s current views and expectations and may change as a result of management’s review of results and other factors, including the wide variety of business, economic and competitive risks and uncertainties or items described under “Forward-Looking Statements,” including factors that affect the Macau gaming industry generally. Prospective investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not yet provided or available. This preliminary information is subject to the completion and the preparation of the consolidated financial statements as of and for the year ended December 31, 2020.

RISK FACTORS

Risks Relating to Conducting Business and Operating in Macau

Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.

Our operating results may be adversely affected by:

•	tightening of travel restrictions to Macau or from China, including due to the outbreak of infectious diseases, such as the recent Covid-19 outbreak;

•	austerity measures which may be imposed by the Chinese government;

•	changes in government policies, laws and regulations, or in the interpretation or enforcement of these policies, laws and regulations;

•	changes in cross-border fund transfer and/or foreign exchange regulations or policies effected by the Chinese and/or Macau governments;

•	measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the rate or method of taxation by the Macau government.

A significant number of the gaming customers of Studio City Casino come from, and are expected to continue to come from, China. Any travel restrictions imposed by China, such as the recent travel restrictions imposed due to the Covid-19 outbreak, could negatively affect the number of patrons visiting Studio City from China. Since mid-2003, under the Individual Visit Scheme, or IVS, Chinese citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. In mid-2008 through 2010, the Chinese government adjusted its visa policy and limited the number of visits Chinese citizens may make to Macau in a given time period. China also banned “zero fare tours,” popular among visitors to Macau from mainland China, whereby travelers avail the services of tour guides at minimal or no cost if they agree to shop in designated areas in exchange. Further, in 2014, the Chinese government and the Macau government tightened visa transit policies for mainland China residents. Starting on July 1, 2014, the Macau government has tightened transit visa rule implementation, limiting such travelers to a five-day stay, with documented proof that they were going to a third destination. From July 2015, Macau eased the restrictions and again allowed mainland Chinese passport holders who transit via the city to stay for up to seven days. While the Chinese government has in the past restricted and then loosened IVS travel frequently, it has recently indicated its intention to maintain tourism development by opening the IVS to more Chinese cities to visit Macau. In March 2016, for instance, the Ministry of Public Security of China announced a new practice to make it easier for some mainland Chinese citizens to apply for the IVS visa. It is unclear whether these and other measures will continue to be in effect or become more restrictive in the future. For instance, as a result of the Covid-19 outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau. The IVS program was fully resumed by the PRC government on September 23, 2020. A decrease in the number of visitors from China would adversely affect Studio City’s results of operations.

In addition, certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting our properties and the amount of spending by such patrons. The strength and profitability of the gaming business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the Chinese government in recent years have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting Studio City may be affected by the Chinese government’s focus on deterring marketing of gaming to mainland Chinese residents by casinos and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, reduce the amount that China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. For example, it has been reported that in December 2020, the Standing Committee of the China’s National People’s Congress amended China’s criminal laws such that anyone that organizes trips for mainland Chinese for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act and such amendment is expected to take effect on March 1, 2021. Prior convictions of staff of a foreign casino in China in relation to gaming related activities in China have also created regulatory uncertainty on marketing activities in China.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, certain terms of the Gaming Operator’s subconcession may be subject to renegotiations with the Macau government in the future, including the premium amount the Gaming Operator will be obligated to pay the Macau government in order to continue operations at Studio City Casino. As Studio City Entertainment is expected to fund part of the premium for the operation of Studio City Casino, increased premium due to any renegotiations could have a material adverse effect on the results of our operations and financial condition.

New York Stock Exchange

On February 20, 2020, Studio City International announced that it received a notice from the New York Stock Exchange (the “NYSE”) notifying it that it was not in compliance with Section 802.01A of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”) which requires the number of total stockholders of the Company’s capital stock be no less than 400 stockholders (the “NYSE Notice”). Pursuant to the NYSE Notice, Studio City International is subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual and was requested to submit a business plan within 90 days of receipt of the NYSE Notice that demonstrates how the Company expects to return to compliance with the minimum total stockholder requirement within a maximum period of 18 months of receipt of the notice. In accordance with the timing requirement under the NYSE Notice, Studio City International submitted a business plan in May 2020 (the “NYSE Business Plan”). On July 2, 2020, Studio City International was notified the NYSE Business Plan was accepted by the NYSE. In such notification, the NYSE also notified Studio City International that it was not in compliance with the requirement under Section 802.01A of the NYSE Manual which requires the number of total stockholders of the Company’s capital stock to be no less than 1,200 stockholders if the average monthly volume of its ADSs is less than 100,000 for the most recent 12 months (the “Additional NYSE Non-Compliance”) and subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual for the Additional NYSE Non-Compliance. The NYSE Business Plan addressed both the non-compliance contained in the NYSE Notice and the Additional NYSE Non-Compliance. Studio City International expects to have a period of up to 18 months from receipt of the NYSE Notice to regain compliance with both of the afore-mentioned continued listing standards. Studio City International will also be subject to quarterly monitoring by the NYSE for compliance with the NYSE Business Plan. If Studio City International fails to comply with the NYSE Business Plan or does not meet the continued listing standards at the end of the remediation period, it will be subject to prompt initiation of NYSE suspension and delisting procedures. There is no assurance that Studio City International can or will continually adhere to all of such requirements, including those required to maintain its listing on the New York Stock Exchange, or that the NYSE will not take any other action in the course of monitoring Studio City International’s implementation of the NYSE Business Plan, including any reduction of the remediation period.

Definitions

“2013 Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into by, among others, Studio City Company Limited, as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (US$1,295.7 million based on the exchange rate on the transaction date) and revolving credit facility of HK$775,420,000 (US$99.7 million based on the exchange rate on the transaction date), and which has been amended, restated and extended by the 2016 Credit Facility;

“2016 Credit Facility” refers to the facility agreement dated November 23, 2016, entered into between, among others, Studio City Company Limited as borrower and Bank of China Limited, Macau Branch as administrative agent, to amend, restate and extend the 2013 Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234,000,000, which consist of a HK$233,000,000 (US$30.0 million) revolving credit facility and a HK$1,000,000 (US$0.1 million) term loan facility;

“2019 Notes” refers to the 7.250% senior notes due 2024 in an aggregate principal amount of US$600,000,000 issued by the Issuer on February 11, 2019;

“Galaxy” refers to Galaxy Casino, S.A., one of the three holders of a concession for the operation of casino games in Macau;

“Gaming Operator” refers to Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a company incorporated under the laws of Macau that is a subsidiary of Melco Resorts, the holder of a subconcession for the operation of casino games in Macau and the operator of Studio City Casino;

“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

“IVS” refers to the Individual Visit Scheme that allows citizens of mainland China to obtain visas to visit Macau and Hong Kong individually and not as part of a tour group;

“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the PRC;

“Melco Resorts” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market;

“MGM Grand” refers to MGM Grand Paradise, S.A., one of the three holder(s) of a subconcession for the operation of casino games in Macau;

“SJM” refers to Sociedade de Jogos de Macau, S.A., one of the three holders of a concession for the operation of casino games in Macau;

“Studio City” refers to a cinematically-themed integrated resort in Cotai, Macau;

“Studio City Casino” refers to the gaming areas being operated within Studio City;

“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

“Studio City International” refers to Studio City International Holdings Limited, formerly known as Cyber One Agents Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the New York Stock Exchange, and an indirect parent of the Issuer;

“U.S. GAAP” refers to the U.S. generally accepted accounting principles;

“Venetian Macau” refers to Venetian Macau Limited, one of the three holder(s) of a subconcession for the operation of casino games in Macau;

“Wynn Macau” refers to Wynn Resorts (Macau) S.A., one of the three holders of a concession for the operation of casino games in Macau;

The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required to inform themselves about, and to observe, any such restrictions. This document is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein or any securities of the Company or Studio City International Holdings Limited. Nothing in this document constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbor Statement

This document contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this document is as of the date of this document, and the Company undertakes no duty to update such information, except as required under applicable law.